UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 25, 2008

On June 25, 2008, the registrant sent a notice to its shareholders regarding resolutions adopted at the Ordinary General Meeting of Shareholders held on the same date. Attached is an English translation of such notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name:	Shigehito Katsuki
Title:	General Manager Investor Relations Office Finance and Accounting Department

Date: June 25, 2008

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 25, 2008

June 25, 2008

To the Shareholders

From:	Representative Director and President
Satoshi Miura
Nippon Telegraph and Telephone Corporation
3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

Re: Resolutions adopted at the 23rd Ordinary General Meeting of Shareholders

This is a notice on the matters presented and resolved at the 23rd Ordinary General Meeting of Shareholders held today.

Matters Presented:

1.	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and audit results of independent auditors and corporate auditors for the 23rd fiscal year (from April 1, 2007 to March 31, 2008).

2.	Report on the balance sheet, statement of income and statement of shareholders’ equity for the 23rd fiscal year (from April 1, 2007 to March 31, 2008).

The above matters were presented.

Matters Resolved:

First Item	Distribution of Retained Earnings as Dividends

It was resolved as proposed that a year-end dividend of ¥4,500 per share be paid.

Second Item	Partial Amendment of the Articles of Incorporation

The item was resolved as proposed. The main changes were as follows;

(1)     The method of public notice has changed from publishing in “Nippon Keizai Shimbun” published in Tokyo to publishing electronically. Method of publication for unavoidable circumstances where public notices cannot be given electronically is also provided.

Other than the matters mentioned above, changes necessary for improving clarity were made.

(2)     With the anticipated implementation next January of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004),” fractional shares will be eliminated on the day immediately preceding the day on which the electronic share certificate system will be introduced. The rights relating to shares comprising less than one unit will be made similar to the current rights relating to fractional shares by virtue of the elimination of fractional shares through splitting one share into 100 shares and by setting the number of shares constituting one unit at 100.

Other than the matters mentioned above, changes necessitated by the elimination of fractional shares were made.

Third Item	Election of twelve Directors

It was resolved as proposed that the following twelve persons be elected as Directors: Messrs. Norio Wada, Satoshi Miura, Noritake Uji, Hiroo Unoura, Kaoru Kanazawa, Kiyoshi Kosaka, Takashi Hanazawa, Toshio Kobayashi, Yasuyoshi Katayama, Hiroki Watanabe, Takashi Imai, and Yotaro Kobayashi. Messrs. Takashi Imai and Yotaro Kobayashi are outside directors.

Fourth Item	Election of three Corporate Auditors

It was resolved as proposed that the following three persons be elected as Corporate Auditors: Messrs. Toshiro Morota, Shunsuke Amiya, and Toru Motobayashi. Messrs. Toshiro Morota and Toru Motobayashi are outside corporate auditors.

Notes:

1.	The above resolved items 1, 2, 3 and 4 were also approved by the Minister of Internal Affairs and Communications today in accordance with the Law Concerning Nippon Telegraph and Telephone Corporation, etc.

2.	At the Meeting of the Board of Directors held after this Ordinary General Meeting of Shareholders, the following five persons were elected as Representative Directors and Managerial Directors.

Director and Chairman	Norio Wada
Representative Director and President	Satoshi Miura
Representative Director and Senior Executive Vice President	Noritaka Uji
Representative Director and Senior Executive Vice President	Hiroo Unoura
Representative Director and Senior Executive Vice President	Kaoru Kanazawa

3.	At the Meeting of the Board of Auditors held after this Ordinary General Meeting of Shareholders, Messrs. Toshiro Morota and Shunsuke Amiya were elected as full-time Corporate Auditors.

Payment for the 23rd fiscal year year-end dividends

1.	Please find enclosed the “Notice of dividend” and “Confirmation of your account” for those shareholders who wish to receive payment of the dividend by transfer of funds to a financial institution designated by you.

2.	For other shareholders, please find enclosed the “Postal order for dividend” and collect your dividends at your nearest Japan Post Bank branch or post office as soon as possible.